EXHIBIT (a)(2)

May 4, 2001

Dear Stockholder:

      I am pleased to inform you that on April 24, 2001, Newport News Shipbuilding Inc. entered into a merger agreement with General Dynamics Corporation, pursuant to which a wholly owned subsidiary of General Dynamics has commenced a tender offer to purchase all the outstanding shares of Newport News’ common stock for $67.50 per share in cash. The tender offer is conditioned upon, among other things, a minimum of a majority of Newport News’ shares outstanding on a fully diluted basis being tendered and not withdrawn and regulatory approval of the tender offer and related merger. The tender offer will be followed by a merger, in which each share of Newport News’ common stock not purchased in the tender offer will be converted into the right to receive $67.50 per share in cash.

      Your Board of Directors has unanimously determined that the terms of General Dynamics’ tender offer, the related merger and the transactions contemplated by the merger agreement are fair to, and in the best interests of, the Company and its stockholders and unanimously recommends that you accept General Dynamics’ offer by tendering all of your shares.

      Enclosed with this letter is a Schedule 14D-9 containing the recommendation of your Board of Directors and explaining the reasons behind the transaction, as well as the background to the transaction and other important information. Included as Annex B to our Schedule 14D-9 is the written opinion, dated April 24, 2001, of Credit Suisse First Boston Corporation, the Company’s financial advisor, with respect to the fairness of the consideration to be received in the tender offer and the merger. You are encouraged to read this opinion carefully and in its entirety.

      Please give all of the enclosed tender offer materials, which are being filed today with the Securities and Exchange Commission, your careful consideration.

Sincerely,

William P. Fricks
Chairman and Chief Executive Officer